UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                     Entravision Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29382R 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 2, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------
CUSIP No. 29382R 10 7
-------------------------------------


================================================================================
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Philip C. Wilkinson
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
          (SEE INSTRUCTIONS)                                             (b) [ ]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          US
--------------------------------------------------------------------------------
 NUMBER OF        5     SOLE VOTING POWER

   SHARES               1,174,717
              --------  --------------------------------------------------------
BENEFICIALLY      6     SHARED VOTING POWER

  OWNED BY              10,314,648
              --------  --------------------------------------------------------
    EACH          7     SOLE DISPOSITIVE POWER

 REPORTING              1,174,717
              --------  --------------------------------------------------------
   PERSON         8     SHARED DISPOSITIVE POWER

    WITH                10,314,648
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,489,365
--------  ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]
--------  ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.97% of Class B Common Stock
--------  ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
================================================================================



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


-------------------------------------
CUSIP No. 29382R 10 7
-------------------------------------


     Item 1(a).   Name of Issuer:
                  --------------
                  Entravision Communications Corporation


     Item 1(b).   Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------
                  2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404


     Item 2(a).   Name of Person Filing:
                  ---------------------
                  Philip C. Wilkinson


     Item 2(b).   Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------
                  2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404

     Item 2(c).   Citizenship:
                  -----------
                  US

     Item 2(d).   Title of Class of Securities:
                  ----------------------------
                  Class B Common Stock

     Item 2(e).   CUSIP Number:
                  ------------
                  29382R 10 7

     Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
                  ---------------------------------------------------------
                  Not Applicable



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


-------------------------------------
CUSIP No. 29382R 10 7
-------------------------------------


     Item 4.  Ownership (as of December 31, 2000)
              -----------------------------------

              (a) The information in items 1 and 5 through 13 on the cover page (p. 2) on Schedule 13G is hereby incorporated by reference.

                   Percentage ownership calculations are based on 115,287,988 shares of common stock outstanding on December 31, 2000 (assuming conversion of all outstanding shares of Class B and Class C common stock). Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for determining the number of shares beneficially owned and for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

                   Mr. Wilkinson is the President and Chief Operating Officer
              of the Issuer and has served in such capacity since its inception in 1996. Mr. Wilkinson has been a director of the Issuer since February 2000.

                   The beneficial ownership reported includes (i) 9,424,800
              shares held by The Wilkinson Family Trust dated June 2, 1988 (the "Family Trust"), (ii) 889,848 shares held by The 1994 Wilkinson Children's Gift Trust (the "Children's Trust") and (iii) 102,850 shares that are subject to a right of the Issuer to repurchase such shares under certain conditions. Mr. Wilkinson has shared voting and disposition rights with respect to the shares held in the Family Trust and the Children's Trust.

              (b)  Percent of Class:  9.97% of Class B Common Stock

              (c)  Number of shares as to which each such person has:

                   (i)    sole power to vote or to direct the vote:

                          1,174,717

                   (ii)   shared power to vote or to direct the vote:

                          10,314,648

                   (iii)  sole power to dispose or to direct the disposition of:

                          1,174,717

                   (iv) shared power to dispose or to direct the disposition of:

                          10,314,648

-------------------------------------
CUSIP No. 29382R 10 7
-------------------------------------


     Item 5.  Ownership of Five Percent or Less of a Class.
              --------------------------------------------

              Not Applicable

     Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
              ---------------------------------------------------------------

              Not Applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
              ------------------------------------------------------------------

              Not Applicable

     Item 8.  Identification and Classification of Members of the Group.
              ---------------------------------------------------------

              Not Applicable

     Item 9.  Notice of Dissolution of Group.
              ------------------------------

              Not Applicable

     Item 10. Certification.
              -------------

              Not Applicable



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 2, 2001



                                             /s/ Philip C. Wilkinson
                                             -----------------------------------
                                             Philip C. Wilkinson



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